UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                        (Amendment No. _____5_____)*


                           LIFE TECHNOLOGIES, INC.
                              (Name of Issuer)

                        COMMON STOCK, $0.01 PAR VALUE
                       (Title of Class of Securities)

                                 53217-270-1
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   VENAD III


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b) X


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          None
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    None

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0%

12  TYPE OF REPORTING PERSON

    PN

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Frederick R. Adler


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b) X


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            770,930 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0 shares, but Mr. Adler may be deemed to have shared
     PERSON            power to vote a total of 7,000 shares owned by his
      WITH             wife.

                    7  SOLE DISPOSITIVE POWER

                       770,930 shares

                    8  SHARED DISPOSITIVE POWER

                       0 shares, but Mr. Adler may be deemed to have shared power to dispose of a total of 7,000 shares owned by his wife.

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    770,930 shares, except that Mr. Adler may be deemed to beneficially own a total of 7,000 shares owned by his wife. Mr. Adler expressly disclaims beneficial ownership of these 7,000 shares.

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           X
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.2%

12  TYPE OF REPORTING PERSON

    IN

Item 1(a)      NAME OF ISSUER:

               Life Technologies, Inc. (the "Company")

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               8717 Grovemont Circle
               Gaithersburg, Maryland 20877

Item 2(a)      NAME OF PERSON FILING:

               This Statement is filed by VENAD III and Frederick R. Adler. VENAD III and Mr. Adler are sometimes collectively referred to as the "Reporting Persons".

               The Reporting Persons may be deemed to be a "group" for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group". The filing of this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

Item 2(b)      Address of Principal Business Office, or If none, residence:

               The address of the principal business office of each of VENAD III and Frederick R. Adler is c/o Adler and Company, 1520 South Ocean Boulevard, Palm Beach, Florida 33480.

Item 2(c)      CITIZENSHIP:

               VENAD III is a New York limited partnership. Mr. Adler is a United States citizen.


Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share
               ("Common Stock")

Item 2(e)      CUSIP NUMBER:

               53217-270-1

Item 3         Description of Person Filing:

               Not applicable.

Item 4         OWNERSHIP:

               The following information with respect to ownership of Common Stock of the Company by the persons filing this Statement is provided as of December 31, 1993, the last day of the year covered by this Statement.

     (a)       Amount beneficially owned:

               See Row 9 of cover page for each Reporting Person.

     (b)       Percent of Class:

               See Row 11 of cover page for each Reporting Person.

     (c)       Number of shares as to which such person has:

               (i)     Sole power to vote or to direct the vote:

                       See Row 5 of cover page for each Reporting Person.

               (ii)    Shared power to vote or to direct the vote:

                       See Row 6 of cover page for each Reporting Person.

               (iii)   Sole power to dispose or direct the disposition of:

                       See Row 7 of the cover page for each Reporting Person.

               (iv)    Shared power to dispose or direct the disposition of:

                       See Row 8 of cover page for each Reporting Person.


Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               To the best knowledge of each of the Reporting Persons, no person other than each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by each of the Reporting Persons, respectively.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               See Exhibit 2.

               The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any of the other persons on whose behalf this Statement is filed constitutes a "group". The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               Not Applicable

                                   SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 10, 1994


                         /s/ Frederick R. Adler

                         Frederick R. Adler, in his individual capacity and in his capacity as general partner of VENAD III